K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

May 11, 2018
VIA EDGAR
Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	American Beacon Funds (File No. 811-04984) Registration Statement on Form N-1A

Dear Mr. O’Connor:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you on April 10, 2018, regarding the presentation of performance information in recent prospectuses for the various series of the Registrant (each, a “Fund” and collectively, the “Funds”).  Your comments and the Registrant’s responses are set forth below.

1.
Review the prospectuses for all Funds in the complex and identify any Funds that do not accurately reflect in the Funds’ average annual total returns table the deduction of the maximum applicable sales charges.

The Registrant has reviewed the performance information presented in the Funds’ average annual total returns tables in the prospectuses for all Funds and share classes.  The performance information in the average annual total returns tables in those prospectuses accurately reflects the deduction of the maximum applicable sales charges, except as follows:  (1) with respect to each Fund that offers A Class shares, the average annual total returns table for all time periods reflects accurate NAV-based performance, but without the deduction of the maximum applicable sales charge imposed on purchases; and (2) with respect to each Fund that offers C Class shares, the average annual total returns table for the one-year period reflects accurate NAV-based performance, but without the deduction of the maximum applicable contingent deferred sales charge.  In conducting the review of the average annual total returns table for all Funds in the complex, the Registrant identified, with respect to the American Beacon Large Cap Value Fund, that, as a result of isolated clerical errors, the average annual total returns table for the one-year period does not accurately reflect the performance of the Y Class shares and the average annual total returns table for the one-year and five-year periods does not accurately reflect the performance of the R6 Class shares.  A list of the affected Funds and share classes is attached as Exhibit A.

2.
Please explain to us whether the Funds’ marketing materials also fail to accurately reflect the deduction of the maximum applicable sales charges in the standardized performance presentation included in those materials.

The standardized performance presentation included in the marketing materials for each Fund is fully correct, other than with respect to A Class shares of the American Beacon Grosvenor Long/Short Fund (“Grosvenor Fund”).  The standardized performance information in the marketing materials for the A Class shares of the Grosvenor Fund reflected the deduction of a front-end sales charge of 4.75% (which is the maximum A Class sales load for certain other Funds that offer Class A shares) rather than 5.75%, which is the maximum sales charge assessed on sales of Grosvenor Fund A Class shares.  The Grosvenor Fund maximum sales charge was correctly disclosed in the prospectus and marketing materials as 5.75%.  As noted in the table attached as Exhibit B, the Grosvenor Fund sold a total of only $20,000 of A Class shares with a sales load throughout the relevant period.

3.
For each Fund that has not disclosed accurate performance information in the average annual total return tables, provide to the Securities and Exchange Commission (“SEC”) staff: (a) the date the Fund began using incorrect performance information, and (b) the number and dollar value of shares sold for those classes that had incorrect performance information.

A table providing the requested information is included in Exhibit B.  In addition to the information that you requested, Exhibit B also includes the number and dollar value of the A Class shares sold by each Fund without the imposition of any sales load.  This additional data reflects that the great majority of A Class shares were sold without a sales load imposed.  The information regarding the number and dollar value of shares sold is provided from the date that the Fund began using incorrect performance information to April 18, 2018.

4.	Please explain how the Registrant intends to address this issue.

On April 18, 2018, the Registrant filed with the U.S. Securities and Exchange Commission (“SEC”) a supplement to the prospectuses and summary prospectuses revising the average annual returns tables for the Funds listed in Exhibit A to reflect performance information for the A Class and C Class shares that reflects the deduction of the maximum applicable sales charge.  The supplement explains that the performance information for A Class and C Class shares included in the original performance table did not reflect the deduction of applicable sales charges, and that the returns for A Class shares (for all periods) and C Class shares (for the 1-year period) are lower than the returns that were previously disclosed.  The supplement also revised the performance information reflected for the Y Class and R6 Class shares of the Large Cap Value Fund for the one-year period.  The supplement has been distributed to all affected shareholders.  A copy of the supplement is attached as Exhibit C.

On April 18, 2018, the Registrant also filed with the SEC summary prospectuses that have been updated to reflect the revised performance information.

2

On April 16, 2018, the Grosvenor Fund A Class performance was revised to reflect the correct sales load in the Registrant’s monthly Performance at a Glance – A Class flyer that included performance as of March 31, 2018.  On April 19, 2018, the Registrant updated its website to reflect the deduction of the 5.75% front-end sales load on Grosvenor Fund A Class shares.  No other marketing materials for the Grosvenor Fund include A Class performance data.

5.	Please describe any procedures that the Registrant will establish to ensure that this error does not occur in the future.

The Registrant is reinforcing its policies and procedures with respect to the preparation and review of the Funds’ performance disclosures to ensure that: (1) data provided to service providers for calculation of Fund performance is accurate, and (2) the performance information included in the Funds’ prospectuses reflects the maximum applicable sales charges.  In addition, although a third party service provider calculates performance information for the Registrant to publish in its prospectuses and marketing materials, the Registrant also performs its own calculations for comparison as an additional safeguard to ensure the accuracy of the information.  Differences between the two performance calculations can occur due to rounding. Registrant has reinforced its procedures to ensure that the correct performance information is used. The Registrant has also clarified roles and responsibilities of personnel responsible for reviewing performance information and additional training will be conducted to ensure that regulatory requirements are met.

*            *            *            *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

 Kathy Kresch Ingber
cc:	Rosemary Behan Diana Lai Teresa Oxford American Beacon Advisors, Inc.

3

EXHIBIT A

AFFECTED FUNDS AND SHARE CLASSES

Fund		Share Classes

1.	American Beacon Acadian Emerging Markets	A Class Shares
	Managed Volatility Fund	C Class Shares

2.	American Beacon Crescent Short Duration	A Class Shares
	High Income Fund	C Class Shares

3.	American Beacon Global Evolution Frontier	A Class Shares
	Markets Income Fund	C Class Shares

4.	American Beacon Grosvenor Long/Short Fund	A Class Shares
C Class Shares

5.	American Beacon SGA Global Growth Fund	A Class Shares
C Class Shares

6.	American Beacon Flexible Bond Fund	A Class Shares
C Class Shares

7.	American Beacon SiM High Yield	A Class Shares
	Opportunities Fund	C Class Shares

8.	American Beacon Sound Point Floating Rate	A Class Shares
	Income Fund	C Class Shares

9.	American Beacon The London Company	A Class Shares
	Income Equity Fund	C Class Shares

10.	American Beacon Zebra Small Cap Equity Fund	A Class Shares
C Class Shares

11.	American Beacon Balanced Fund	A Class Shares
C Class Shares

12.	American Beacon International Equity Fund	A Class Shares
C Class Shares

13.	American Beacon Large Cap Value Fund	A Class Shares
C Class Shares
Y Class Shares
R6 Class Shares

A-1

Fund		Share Classes

14.	American Beacon Mid-Cap Value Fund	A Class Shares
C Class Shares

15.	American Beacon Small Cap Value Fund	A Class Shares
C Class Shares

16.	American Beacon AHL Managed Futures	A Class Shares
	Strategy Fund	C Class Shares

17.	American Beacon Bahl & Gaynor Small	A Class Shares
	Cap Growth Fund	C Class Shares

18.	American Beacon Bridgeway Large Cap	A Class Shares
	Growth Fund	C Class Shares

19.	American Beacon Bridgeway Large Cap	A Class Shares
	Value Fund	C Class Shares

20.	American Beacon Ionic Strategic Arbitrage Fund	A Class Shares
C Class Shares

21.	American Beacon Stephens Mid-Cap Growth Fund	A Class Shares
C Class Shares

22.	American Beacon Stephens Small Cap Growth Fund	A Class Shares
C Class Shares

A-2

EXHIBIT B

[To be provided under separate cover.]

EXHIBIT C

Supplement dated April 18, 2018, to the following prospectuses and summary prospectuses, each as previously amended or supplemented:

American Beacon Acadian Emerging Markets Managed Volatility Fund
American Beacon Crescent Short Duration High Income Fund
American Beacon Global Evolution Frontier Markets Income Fund
American Beacon Grosvenor Long/Short Fund
American Beacon SGA Global Growth Fund
Prospectuses and Summary Prospectuses dated May 30, 2017

American Beacon Flexible Bond Fund
American Beacon SiM High Yield Opportunities Fund
American Beacon Sound Point Floating Rate Income Fund
American Beacon The London Company Income Equity Fund
American Beacon Zebra Small Cap Equity Fund
Prospectuses and Summary Prospectuses dated December 29, 2017

American Beacon Balanced Fund
American Beacon International Equity Fund
American Beacon Large Cap Value Fund
American Beacon Mid-Cap Value Fund
American Beacon Small Cap Value Fund
Prospectus and Summary Prospectuses dated February 28, 2018

American Beacon AHL Managed Futures Strategy Fund
American Beacon Bahl & Gaynor Small Cap Growth Fund
American Beacon Bridgeway Large Cap Growth Fund
American Beacon Bridgeway Large Cap Value Fund
American Beacon Ionic Strategic Arbitrage Fund
American Beacon Stephens Mid-Cap Growth Fund
American Beacon Stephens Small Cap Growth Fund
Prospectuses and Summary Prospectuses dated April 28, 2017

With respect to each series of the American Beacon Funds listed above (each, a “Fund”), effective immediately, the second table in the “Fund Performance – Average annual total returns” section of the Summary Prospectus and the “Fund Summary” section of the Prospectus (the “Original Performance Table”) is deleted and replaced with the table that appears under that Fund’s name below.  The performance information in the tables below reflects the deduction of the maximum sales charge applicable to A Class shares for all periods and C Class shares for the 1-year period.  The performance information for A Class and C Class shares that is listed in the Original Performance Table does not reflect the deduction of any applicable sales charges.  Therefore, in the tables below, the returns for A Class shares (for all periods) and C Class shares (for the 1-year period) are lower than the returns that were previously disclosed in the Original Performance Table. In addition, the performance of Y Class and R6 Class shares of the American Beacon Large Cap Value Fund for the 1-year period has been revised.

American Beacon Acadian Emerging Markets Managed Volatility Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	9/27/2013	(2.14%)	(4.43%)
C	9/27/2013	2.17%	(3.40%)
Y	9/27/2013	4.13%	(2.38%)
Institutional	9/27/2013	4.23%	(2.27%)

American Beacon Crescent Short Duration High Income Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	10/1/2014	7.45%	1.51%
C	10/1/2014	8.23%	1.92%
Y	10/1/2014	10.50%	3.00%
Institutional	10/1/2014	10.55%	3.12%

American Beacon Global Evolution Frontier Markets Income Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	2/25/2014	5.04%	1.27%
C	2/25/2014	8.78%	2.25%
Y	2/25/2014	10.52%	3.34%
Institutional	2/25/2014	10.77%	3.41%

American Beacon Grosvenor Long/Short Fund
	Inception Date of Class	1 Year	Since Inception
Share Class(Before Taxes)
A	10/1/2015	(1.79%)	(0.39%)
C	10/1/2015	2.54%	3.65%
Y	10/1/2015	4.62%	4.76%
Institutional	10/1/2015	4.72%	4.84%

American Beacon SGA Global Growth Fund
	Inception Date of Class	1 Year	5 Years	Since Inception
Share Class (Before Taxes)
A	10/4/2013	(1.88%)	8.17%	7.29%
C	10/4/2013	2.29%	8.93%	7.92%
Y	10/4/2013	4.39%	9.67%	8.53%
Institutional	12/31/2010	4.45%	9.75%	8.59%

American Beacon Flexible Bond Fund
	Inception Date of Class	1 Year	5 Years	Since Inception
Share Class (Before Taxes)
A	7/5/2011	(1.38%)	0.55%	0.66%
C	7/5/2011	1.69%	0.78%	0.91%
Y	7/5/2011	3.66%	1.86%	1.88%
Institutional	7/5/2011	3.85%	1.97%	1.99%

American Beacon SiM High Yield Opportunities Fund
	Inception Date of Class	1 Year	5 Years	Since Inception
Share Class (Before Taxes)
A	2/14/2011	10.36%	7.16%	5.82%
C	2/14/2011	13.99%	7.41%	5.95%
Y	2/14/2011	16.26%	8.61%	7.09%
Institutional	2/14/2011	16.31%	8.71%	7.21%

American Beacon Sound Point Floating Rate Income Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	12/11/2015	4.50%	5.60%
C	12/11/2015	5.49%	6.09%
Y	12/11/2015	7.55%	6.36%
Investor	12/11/2015	7.32%	6.30%
SP	5/31/2014	7.46%	6.25%

American Beacon The London Company Income Equity Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	5/29/2012	4.23%	10.86%
C	5/29/2012	8.82%	11.47%
Y	5/29/2012	10.96%	12.71%
Institutional	5/29/2012	10.97%	12.78%

American Beacon Zebra Small Cap Equity Fund
	Inception Date of Class	1 Year	5 Years	Since Inception
Share Class (Before Taxes)
A	6/1/2010	20.43%	13.96%	13.45%
C	9/1/2010	25.76%	14.46%	13.64%
Y	6/1/2010	28.07%	15.71%	14.87%
Institutional	6/1/2010	28.26%	15.85%	14.99%

American Beacon Balanced Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class(Before Taxes)
A	5/17/2010	5.76%	8.15%	5.54%
C	9/1/2010	10.34%	8.64%	5.57%
Y	3/1/2010	12.43%	9.85%	6.52%
Advisor	5/31/2005	11.92%	9.36%	6.05%
Institutional	7/17/1987	12.49%	9.92%	6.59%

American Beacon International Equity Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class(Before Taxes)
A	5/17/2010	17.27%	5.62%	1.32%
C	9/1/2010	22.47%	6.08%	1.35%
Y	8/3/2009	24.74%	7.22%	2.27%
R6	2/28/2017	24.90%	7.35%	2.35%
Advisor	5/1/2003	24.31%	6.83%	1.81%
Institutional	8/7/1991	24.81%	7.33%	2.35%

American Beacon Large Cap Value Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class(Before Taxes)
A	5/17/2010	9.95%	11.94%	5.89%
C	9/1/2010	14.90%	12.43%	5.93%
Y	8/3/2009	17.00%	13.66%	6.89%
R6	2/28/2017	17.08%	13.73%	6.96%
Advisor	5/31/2005	16.53%	13.19%	6.44%
Institutional	7/17/1987	17.08%	13.73%	6.96%

American Beacon Mid-Cap Value Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class(Before Taxes)
A	5/17/2010	10.61%	13.29%	8.83%
C	9/1/2010	15.44%	13.77%	8.89%
Y	3/1/2010	17.62%	15.01%	9.88%
Advisor	6/29/2007	17.09%	14.49%	9.43%
Institutional	11/30/2005	17.77%	15.11%	9.94%

American Beacon Small Cap Value
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class(Before Taxes)
A	5/17/2010	2.05%	12.10%	8.45%
C	9/1/2010	6.59%	12.61%	8.49%
Y	8/3/2009	8.65%	13.83%	9.47%
R6	2/28/2017	8.71%	13.92%	9.57%
Advisor	5/1/2003	8.18%	13.36%	9.03%
Institutional	12/31/1998	8.68%	13.92%	9.57%

American Beacon AHL Managed Futures Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	8/19/2014	(6.41%)	1.82%
C	8/19/2014	(2.45%)	3.60%
Y	8/19/2014	(0.38%)	4.70%
Institutional	8/19/2014	(0.29%)	4.83%

American Beacon Bahl & Gaynor Small Cap Growth Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	7/15/2014	18.19%	8.54%
C	7/15/2014	23.35%	10.31%
Y	7/15/2014	25.80%	11.53%
Institutional	7/15/2014	25.88%	11.60%

American Beacon Bridgeway Large Cap Growth Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class (Before Taxes)
A	2/5/2016	(0.79%)	14.22%	6.87%
C	2/5/2016	3.49%	15.42%	7.42%
Y	2/5/2016	5.51%	15.64%	7.53%
Investor	2/5/2016	5.21%	15.58%	7.50%

American Beacon Bridgeway Large Cap Value Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class (Before Taxes)
A	2/3/2012	9.15%	14.51%	6.64%
C	2/3/2012	13.91%	15.06%	6.90%
Y	2/3/2012	16.17%	16.27%	7.46%
Institutional	10/31/2003	16.24%	16.35%	7.49%

American Beacon Ionic Strategic Arbitrage Fund
	Inception Date of Class	1 Year	Since Inception
Share Class (Before Taxes)
A	6/30/2015	(3.79%)	1.50%
C	6/30/2015	(0.83%)	2.63%
Y	6/30/2015	1.28%	3.14%
Investor	6/30/2015	0.98%	2.98%
American Beacon Stephens Mid-Cap Growth Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class (Before Taxes)
A	2/24/2012	0.20%	9.06%	6.69%
C	2/24/2012	4.59%	9.58%	6.95%
Y	2/24/2012	6.67%	10.74%	7.51%
Institutional	8/31/2006	6.82%	10.83%	7.70%

American Beacon Stephens Small Cap Growth Fund
	Inception Date of Class	1 Year	5 Years	10 Years
Share Class (Before Taxes)
A	2/24/2012	3.31%	9.26%	6.40%
C	2/24/2012	7.76%	9.75%	6.64%
Y	2/24/2012	9.96%	10.94%	7.21%
Institutional	8/31/2006	10.05%	11.04%	7.39%

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